Exhibit 99.a

Central GoldTrust

Wednesday July 22, 2009

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations for the three and six months ended June 30, 2009.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars)

	June 30,	December 31,
	2009	2008
Net assets:
Gold at market	$376,594,155	135,592,210
Cash	461,651	147,728
Short-term deposits	7,675,146	2,937,792
Prepaid expenses and other	104,016	68,620
	384,834,968	138,746,350
Accrued liabilities	(646,983)	(148,837)
Net assets representing Unitholders’ equity	$384,187,985	138,597,513

Represented by:
Capital Units issued: 10,918,000 (2008: 4,279,500)	$304,014,004	76,279,600
Retained earnings inclusive of unrealized appreciation of holdings	80,173,981	62,317,913
	$384,187,985	138,597,513

Net asset value per Unit	$35.19	32.39

Net asset value per Unit expressed in Canadian dollars	$40.91	39.66

Exchange rate: U.S. $1.00 = Cdn.	$1.1625	1.2246

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $245,590,472 or 177.2%, during the six month period to a total of $384,187,985.  The increase in net assets was attributable to the increased market price of gold during the period and to the net proceeds of $36,147,684 from the public offering of 1,123,500 Units completed on January 14, 2009 and $191,586,720 from the public offering of 5,515,000 Units completed on May 12, 2009.

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars)

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
Income (Loss):
Interest	$18,716	49,924	$7,087	22,533
Unrealized appreciation (depreciation) of holdings	18,381,192	13,859,752	7,988,257	(504,844)
	18,399,908	13,909,676	7,995,344	(482,311)
Expenses:
Administration fees	314,511	211,937	184,069	104,702
Safekeeping, insurance and bank charges	84,147	67,478	44,802	33,769
Auditors’ fees	36,194	72,586	20,481	38,136
Legal fees	30,829	52,457	6,212	35,812
Trustees’ fees and expenses	24,691	20,727	11,773	11,611
Regulatory filing fees	22,379	34,654	984	8,043
Stock exchange fees	11,914	10,483	5,957	5,242
Unitholder information	10,253	16,102	5,104	11,053
Registrar and transfer agent fees	6,697	7,623	3,379	4,423
Miscellaneous	556	488	521	438
Foreign currency exchange loss	1,669	1,989	(532)	1,176
Total expenses	543,840	496,524	282,750	254,405
Net income (loss)
inclusive of unrealized appreciation (depreciation) of holdings	$17,856,068	13,413,152	$7,712,594	(736,716)
Net income (loss) per Unit
inclusive of unrealized appreciation (depreciation) of holdings	$2.61	3.18	$0.91	(0.17)

Net income for the three months ended June 30, 2009 was $7,712,594 ($0.91 per unit) compared to a net loss of $736,716 ($0.17 per unit) for the same period in 2008, after deducting expenses of $282,750 (2008: $254,405).  Net income for the six months ended June 30, 2009 was $17,856,068 ($2.61 per unit) compared to $13,413,152 ($3.18 per unit) for the same period in 2008, after deducting expenses of $543,840 (2008: $496,524).  Expenses increased for the period, primarily due to higher administration and safekeeping fees resulting from the increase in net assets.  Virtually all of the net income (loss) respectively was due to the change in unrealized appreciation (depreciation) of holdings, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.09% for the three months ended June 30, 2009 compared to 0.18% for the same period in 2008.  For the six months ended June 30, 2009, this expense ratio was 0.21% compared to 0.34% for the same period in 2008.  For the twelve months ended June 30, 2009, this expense ratio was 0.48% compared to 0.63% for the twelve months ended June 30, 2008.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At June 30, 2009, the units of Central GoldTrust were 98% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).